SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                                 FORM 11-K


          [ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


                     For the Year Ended June 30, 1996

                                    OR

        [   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


                       Commission File Number 1-483


                           Title of the Plan -


                     INVESTMENT PLAN FOR EMPLOYEES OF
                         MALLINCKRODT GROUP INC.


             Name and Address of the Issuer of the Securities
                       Held Pursuant to the Plan -


                         Mallinckrodt Group Inc.
                         7733 Forsyth Boulevard
                     St. Louis, Missouri  63105-1820

                     Investment Plan for Employees
                       of Mallinckrodt Group Inc.

                        Financial Statements and
                         Supplemental Schedules

                   Years Ended June 30, 1996 and 1995
                   with Report of Independent Auditors

                    Investment Plan for Employees
                      of Mallinckrodt Group Inc.


                       Financial Statements and
                         Supplemental Schedules


                  Years Ended June 30, 1996 and 1995




                                Contents


          Report of Independent Auditors............................2


          Financial Statements

          Statements of Net Assets Available for Benefits ..........3
          Statements of Changes in Net Assets Available
          for Benefits..............................................5
          Notes to Financial Statements.............................7


          Supplemental Schedules

          Assets Held for Investment................................I
          Reportable Transactions..................................II

Signature

The Plan - Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned, the persons who administer the Employee Benefit Plan and who are duly authorized, have caused this annual report to be signed.

Investment Plan for Employees of Mallinckrodt Group Inc.
Employee Benefits Committee


ASHOK CHAWLA
------------
Ashok Chawla           Vice President,              December 20, 1996
                       Strategic Management

BRUCE K. CROCKETT
----------------
Bruce K. Crockett      Vice President,              December 20, 1996
                       Human Resources

BEVERLEY L. HAYES
-----------------
Beverley L. Hayes      Vice President,              December 20, 1996
                       Human Resources
                       Mallinckrodt Veterinary, Inc.

ROGER A. KELLER
---------------
Roger A. Keller        Vice President, Secretary    December 20, 1996
                       and General Counsel

DAVID R. KUPFERER
-----------------
David R. Kupferer      Staff Vice President,        December 20, 1996
                       Organizational Development,
                       Human Resources

DOUGLAS A. MCKINNEY
-------------------
Douglas A. McKinney    Treasurer                    December 20, 1996

JOHN J. RIORDAN
---------------
John J. Riordan        Director, Pension and        December 20, 1996
                       Profit
MICHAEL A. ROCCA
----------------
Michael A. Rocca       Senior Vice President and    December 20, 1996
                       Chief Financial Officer

HERSCHEL V. SELLERS
-------------------
Herschel A. Sellers    Director, Compensation and   December 20, 1996
                       Benefits
WILLIAM B. STONE
----------------
William B. Stone       Vice President Information   December 20, 1996
                       Technology
                       (Chairman of the Committee)

Report of Independent Auditors
Plan Administrator
Investment Plan for Employees of
Mallinckrodt Group Inc.

We have audited the accompanying statements of net assets available for benefits of the Investment Plan for Employees of Mallinckrodt Group Inc. as of June 30, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of June 30, 1996, and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects to the financial statements taken as a whole.


November 22, 1996

             Investment Plan for Employees of Mallinckrodt Group Inc.
                   Statement of Net Assets Available for Benefits
                                As of June 30, 1996

                                                               MGI
                                          Total          Stock Fund
                                          -------------------------
Assets
Investments:
  Mallinckrodt Group Inc. common stock
  (935,744 shares; cost - $27,989,301)      $ 36,377,048   36,377,048
   Mutual Funds:
    Vanguard Index Trust - 500 Portfolio
     (741,121 shares; cost - $35,094,120)     46,609,120            -
    Vanguard/Wellesley Income Fund
     (1,725,532 shares; cost - $32,311,174)   34,062,010            -
  Group fixed annuity contracts (cost equals
    contract value):
     Transamerica Occidental Life Ins. Co.    67,869,155            -
     Metropolitan Life Ins. Company           17,084,628            -
  The Northern Trust Company Collective Short-
    Term Investment Fund (221,130 units; cost -
    $221,130)                                    221,130      171,524
  Loans to participants                        6,900,472            -
  Other                                            7,686            -
                                            -------------------------
Total investments                            209,131,249   36,548,572

Receivables:
  Employer contributions                      9,734,382    1,831,149
  Participant contributions                     825,463      181,602
  Interest and dividends                          2,294          421
                                           -------------------------
Total receivables                            10,562,139    2,013,172
                                           -------------------------


Liabilities
Amounts owed (to) from other funds                    -   (1,928,625)
Amounts owed (to) from other plans               35,707            -
                                           -------------------------
Net assets available for benefits          $219,729,095  $36,633,119
                                           =========================


                                            Fixed Income     Balanced
                                                Fund           Fund
                                            -------------------------
Assets
Investments:
  Mallinckrodt Group Inc. common stock
  (935,744 shares; cost - $27,989,301)                -           -
  Mutual Funds:
    Vanguard Index Trust - 500 Portfolio
    (741,121 shares; cost - $35,094,120)              -            -
   Vanguard/Wellesley Income Fund
      (1,725,532 shares; cost - $32,311,174)          -   34,062,010
  Group fixed annuity contracts (cost equals
    contract value):
      Transamerica Occidental Life Ins. Co.  67,869,155            -
      Metropolitan Life Ins. Company         17,084,628            -
  The Northern Trust Company Collective
   Short-Term Investment Fund (221,130
   units; cost - $221,130)                       31,824        5,132
  Loans to participants                               -            -
  Other                                           7,686            -
                                           -------------------------
Total investments                            84,993,293   34,067,142


Receivables:
  Employer contributions                      2,547,949    2,105,932
  Participant contributions                     189,856      181,602
  Interest and dividends                          1,024          424
                                           --------------------------
Total receivables                             2,738,829    2,287,958
                                           --------------------------


Liabilities
Amounts owed (to) from other funds              200,910   (1,649,089)
Amounts owed (to) from other plans               18,619       (2,461)
                                           --------------------------
Net assets available for benefits          $ 87,951,651   $34,703,550
                                           ==========================


                                           S&P 500     Administrative
                                          Index Fund       Account
                                          ---------------------------
Assets
Investments:
  Mallinckrodt Group Inc. common stock
  (935,744 shares; cost - $27,989,301)               -             -
  Mutual Funds:
  Vanguard Index Trust - 500 Portfolio
  (741,121 shares; cost - $35,094,120)      46,609,120              -
    Vanguard/Wellesley Income Fund
      (1,725,532 shares; cost - $32,311,174)         -              -
  Group fixed annuity contracts (cost equals
    contract value):
      Transamerica Occidental Life Ins. Co.          -              -
      Metropolitan Life Ins. Company                 -              -
  The Northern Trust Company Collective Short-
    Term Investment Fund (221,130 units; cost -
    $221,130)                                    12,650             -
 Loans to participants                                -     6,900,472
  Other                                               -             -
                                           --------------------------
Total investments                            46,621,770     6,900,472


Receivables:
  Employer contributions                       3,249,352            -
  Participant contributions                      272,403            -
  Interest and dividends                             425            -
                                           --------------------------
Total receivables                              3,522,180            -
                                           --------------------------
Liabilities
Amounts owed (to) from other funds             3,376,804            -
Amounts owed (to) from other plans                19,549            -
                                             ------------------------
Net assets available for benefits           $ 53,540,303  $ 6,900,472
                                             ========================

See notes to financial statements.

             Investment Plan for Employees of Mallinckrodt Group Inc.
                 Statement of Net Assets Available for Benefits
                             As of June 30, 1995

                                                             MGI
                                                 Total     Stock Fund
                                             ------------------------

Assets
Cash                                         $    222,186    $222,186
Investments:
  Mallinckrodt Group Inc. common stock
   (906,861 shares; cost - $25,600,658)      $ 32,193,566  32,193,566
  Mutual Funds:
    Vanguard Index Trust - 500 Portfolio
   (494,349 shares; cost - $20,335,562)        25,285,934          -
    Vanguard/Wellesley Income Fund
      (1,261,509 shares; cost - $22,976,847)   24,271,428          -
  Group fixed annuity contracts (cost equals
    contract value):
      Transamerica Occidental Life Ins. Co.    63,793,518          -
      Metropolitan Life Ins. Company           16,172,260          -
  The Northern Trust Company Collective Short-
    Term Investment Fund (378,714 units; cost-
    $378,714)                                     378,714          -
  Loans to participants                         5,567,031          -
  Other                                             7,686          -
                                            -------------------------
Total investments                             167,670,137  32,193,566


Receivables:
  Employer contributions                        9,680,755   2,435,499
  Participant contributions                       887,356     229,619
  Interest and dividends                            3,556       1,297
                                             ------------------------
Total receivables                              10,571,667   2,666,415
                                             ------------------------


Liabilities
Amounts owed (to) from other funds                      -   (437,458)
                                            -------------------------
Net assets available for benefits            $178,463,990 $34,644,709
                                            =========================





                                             Fixed Income    Balanced
                                                Fund           Fund
                                            -------------------------
Assets
Cash                                        $          -    $       -
Investments:
  Mallinckrodt Group Inc. common stock
  (906,861 shares; cost - $25,600,658)                 -            -
  Mutual Funds:
    Vanguard Index Trust - 500 Portfolio
     (494,349 shares; cost - $20,335,562)              -            -
    Vanguard/Wellesley Income Fund
     (1,261,509 shares; cost - $22,976,847)            -   24,271,428
  Group fixed annuity contracts (cost equals
    contract value):
      Transamerica Occidental Life Ins. Co.   63,793,518            -
      Metropolitan Life Ins. Company          16,172,260            -
  The Northern Trust Company Collective Short-
    Term Investment Fund (378,714 units; cost -
    $378,714)                                    118,292      120,071
  Loans to participants                           38,533            -
  Other                                            7,686            -
                                           --------------------------
Total investments                             80,130,289   24,391,499


Receivables:
  Employer contributions                       3,057,172    1,943,289
  Participant contributions                      273,561      183,217
  Interest and dividends                           1,489          395
                                           --------------------------
Total receivables                              3,332,222    2,126,901
                                           --------------------------

Liabilities
Amounts owed (to) from other funds               990,702    (197,082)
                                           --------------------------
Net assets available for benefits           $ 84,453,213  $26,321,318
                                           ==========================



                                            S&P 500    Administrative
                                           Index Fund     Account
                                           --------------------------
Assets
Cash                                       $          -   $         -
Investments:
  Mallinckrodt Group Inc. common stock
  (906,861 shares; cost - $25,600,658)                -             -
  Mutual Funds:
   Vanguard Index Trust - 500 Portfolio
   (494,349 shares; cost - $20,335,562)      25,285,934             -

    Vanguard/Wellesley Income Fund
     (1,261,509 shares; cost - $22,976,847)           -            -
  Group fixed annuity contracts (cost equals
    contract value):
      Transamerica Occidental Life Ins. Co.           -             -
      Metropolitan Life Ins. Company                  -             -
  The Northern Trust Company Collective Short-
    Term Investment Fund (378,714 units; cost -
    $378,714)                                   140,351             -
  Loans to participants                               -     5,528,498
  Other                                               -             -
                                           --------------------------
Total investments                            25,426,285     5,528,498


Receivables:
  Employer contributions                      2,244,795             -
  Participant contributions                     200,959             -
  Interest and dividends                            375             -
                                         ----------------------------
Total receivables                             2,446,129             -
                                         ----------------------------
Liabilities
Amounts owed (to) from other funds             (356,162)            -
                                         ----------------------------
Net assets available for benefits          $ 27,516,252   $ 5,528,498
                                         ============================


See notes to financial statements.

          Investment Plan for Employees of Mallinckrodt Group Inc.
         Statement of Changes in Net Assets Available for Benefits
                          Year ended June 30, 1996

                                                              MGI
                                              Total        Stock Fund
                                          ---------------------------
Net investment income:
  Dividends:
   Mallinckrodt Group Inc. common stock   $  570,888     $  570,888
    Mutual funds                           2,579,471              -
                                           ------------------------
                                           3,150,359       570,888
  Interest:
    Loans to participants                    501,475       115,339
    Investments                            5,633,156         9,433
                                           -----------------------
                                           6,134,631       124,772
                                           -----------------------
Net investment income                      9,284,990       695,660

Net appreciation (depreciation)in
 fair value of investments                11,626,554     2,993,454

Contributions:
  Employer                                12,178,999     2,437,400
  Participant                             20,704,222     5,741,798
                                          ------------------------
Total contributions                       32,883,221     8,179,198

Cash and stock distributed to
  participants                           (25,851,649)   (5,667,348)
Transfers (to) from other plans           13,321,989       955,459
Transfers of investment direction                  -    (5,168,013)
                                        ---------------------------
Net increases                             41,265,105     1,988,410
Net assets available for benefits at
 beginning of year                       178,463,990    34,644,709
                                        ---------------------------
Net assets available for benefits at
 end of year                            $219,729,095   $36,633,119
                                        ===========================





                                        Fixed Income      Balanced
                                           Fund             Fund
                                        ---------------------------
Net investment income:
  Dividends:
    Mallinckrodt Group Inc. common stock $         -    $        -
    Mutual funds                                   -     1,767,687
                                         -------------------------
                                                   -     1,767,687
  Interest:
    Loans to participants                    189,056        86,755
    Investments                            5,613,578         4,720
                                         -------------------------
                                           5,802,634        91,475
                                         --------------------------
Net investment income                      5,802,634     1,859,162

Net appreciation (depreciation) in
 fair value of investments                          -    1,183,561

Contributions:
  Employer                                  3,216,698     2,617,747
  Participant                               6,719,050     4,805,121
                                           ------------------------
Total contributions                          9,935,748     7,422,868

Cash and stock distributed to
  participants                             (15,839,440)   (3,987,519)
Transfers (to) from other plans              5,080,823     2,872,253
Transfers of investment direction           (1,481,327)     (968,093)
                                           -------------------------
Net increases                                 3,498,438     8,382,232
Net assets available for benefits
 at beginning of year                        84,453,213    26,321,318
                                           --------------------------
Net assets available for benefits
 at end of year                            $ 87,951,651  $ 34,703,550
                                           ==========================



                                            S&P 500    Administrative
                                           Index Fund     Account
                                           --------------------------
Net investment income:
  Dividends:
    Mallinckrodt Group Inc. common stock   $          -   $         -
    Mutual funds                                811,784             -
                                           --------------------------
                                                811,784             -
  Interest:
    Loans to participants                       110,325             -
    Investments                                   5,425             -
                                           --------------------------
                                                115,750             -
                                           --------------------------
Net investment income                           927,534             -

Net appreciation (depreciation) in
 fair value of investments                    7,449,539             -

Contributions:
  Employer                                    3,907,154             -
  Participant                                 6,300,865   (2,862,612)
                                            -------------------------
Total contributions                          10,208,019   (2,862,612)

Cash and stock distributed to
  participants                               (4,591,928)    4,234,586
Transfers (to) from other plans               4,413,454             -
Transfers of investment direction              7,617,433
-
                                             ------------------------
Net increases                                26,024,051     1,371,974
Net assets available for benefits at
 beginning of year                           27,516,252     5,528,498
                                            -------------------------
Net assets available for benefits at
 end of year                                $53,540,303    $6,900,472
                                            =========================

See notes to financial statements.

          Investment Plan for Employees of Mallinckrodt Group Inc.
         Statement of Changes in Net Assets Available for Benefits
                         Year ended June 30, 1995

                                                              MGI
                                            Total       Stock Fund
                                        ----------------------------

Net investment income:
Dividends:
  Mallinckrodt Group Inc. common stock    $  474,414      $  474,414
  Mutual funds                             1,844,340               -
                                        ----------------------------
                                           2,318,754         474,414
Interest:
  Loans to participants                      348,785          78,825
  Investments                              5,111,790          12,595
                                        ----------------------------
                                           5,460,575          91,420
                                        ----------------------------
Net investment income                      7,779,329         565,834
Net appreciation (depreciation) in fair
 value of investments                      9,228,387       2,882,421
Contributions:
  Employer                                11,947,021       3,035,323
  Participant                             21,674,162       6,122,721
                                        ----------------------------
Total contributions                       33,621,183       9,158,044

Cash and stock distributed to
  participants                           (18,804,320)     (2,730,457)
Transfers of investment direction                  -      (2,018,465)
                                        ----------------------------
Net increases                             31,824,579       7,857,377
Net assets available for benefits at
 beginning of year                       146,639,411      26,787,332
                                        ----------------------------
Net assets available for benefits at
 end of year                            $178,463,990     $34,644,709
                                        ============================




                                        Fixed Income        Balanced
                                           Fund               Fund
                                        -----------------------------
Net investment income:
  Dividends:
    Mallinckrodt Group Inc. common stock  $       -        $        -
    Mutual funds                                  -         1,339,412
                                        -----------------------------
                                                  -         1,339,412

  Interest:
    Loans to participants                   136,724            71,152
    Investments                           5,087,410             6,628
                                        -----------------------------
                                          5,224,134            77,780
                                        -----------------------------
Net investment income                     5,224,134         1,417,192

Net appreciation (depreciation) in
 fair value of investments                        -         2,203,088

Contributions:
  Employer                                3,764,924         2,444,176
  Participant                             7,977,724         5,170,416
                                        -----------------------------
Total contributions                      11,742,648         7,614,592


Cash and stock distributed to
  participants                          (13,946,791)      (2,416,475)
Transfers of investment direction         4,301,672       (3,180,311)
                                       ------------------------------
Net increases                             7,321,663         5,638,086
Net assets available for benefits
 at beginning of year                    77,131,550        20,683,232
                                       ------------------------------
Net assets available for benefits
 at end of year                         $84,453,213       $26,321,318
                                       ==============================


                                           S&P 500     Administrative
                                         Index Fund      Account
                                      -------------------------------
Net investment income:
  Dividends:
    Mallinckrodt Group Inc. common stock   $        -   $         -
    Mutual funds                              504,928             -
                                          ---------------------------
                                              504,928             -
  Interest:
    Loans to participants                      62,084             -
    Investments                                 5,157             -
                                          ---------------------------
                                               67,241             -
                                          ---------------------------
Net investment income                         572,169             -

Net appreciation (depreciation) in
 fair value of investments                  4,142,878             -

Contributions:
  Employer                                  2,702,598             -
  Participant                               4,823,927    (2,420,626)
                                          --------------------------
Total contributions                         7,526,525    (2,420,626)

Cash and stock distributed to
  participants                             (2,233,254)    2,522,657
Transfers of investment direction             897,104             -
                                           -------------------------
Net increases                              10,905,422       102,031
Net assets available for benefits
 at beginning of year                      16,610,830     5,426,467
                                          --------------------------
Net assets available for benefits
 at end of year                           $27,516,252    $5,528,498
                                          ==========================


See notes to financial statements.


            Investment Plan for Employees of Mallinckrodt Group Inc.

                           Notes to Financial Statements

                        Years ended June 30, 1996 and 1995

1. Description of the Plan

General

This plan description is provided for general information purposes only. Participants should refer to the November 1993 plan summary which is part of the prospectus for the Investment Plan for Employees of Mallinckrodt Group Inc. (Plan) as supplemented by an Information Bulletin issued as of April 30, 1994, for a more complete description of the provisions of the Plan. The Plan was established effective July 1, 1970, and has been subsequently amended from time to time to incorporate certain changes in plan features and other legislatively required changes. All nonunion employees of Mallinckrodt Group Inc. and certain wholly owned subsidiaries and certain union employees at Mallinckrodt Chemical, Inc. (jointly referred to as Mallinckrodt or the Company), who are employed in the U.S. or on a U.S. payroll, are eligible to participate in the Plan.

Separate accounts are maintained for each participant. Each participant's account balances are adjusted for contributions, distributions, loans, income, gains, and losses. Participants are fully vested in all amounts allocated to their plan accounts.

The Plan is funded by contributions from participants in the form of after-tax contributions (payroll deductions) of up to 15 percent of participants' base monthly salaries. The Plan also provides a qualified cash or deferred arrangement within the meaning of section 401(k) of the Internal Revenue Code. The percentage of a participant's base monthly salary which could be contributed on a pretax basis (salary reduction contributions) cannot exceed 15 percent. Total after-tax and pretax contributions cannot exceed 15 percent of a participant's base monthly salary.

The Plan is also funded by employer contributions of not less than 20 percent of a participant's eligible contributions. Contributions that do not exceed 6 percent of a participant's base monthly salary constitute eligible contributions. Mallinckrodt may make additional discretionary contributions each year as determined by its Board of Directors. Employer contributions are subject to certain limitations with respect to Mallinckrodt's consolidated net earnings and retained earnings. Total employer contributions were equal to 100 percent of participants' eligible contributions for the year ended June 30,1996, and 105 percent for the year ended June 30, 1995.

Contributions to the Plan, including employee and employer contributions, are subject to various limitations imposed by the Internal Revenue Code.

Under certain circumstances, participants may transfer their vested benefits from other plans to the Plan.

While Mallinckrodt has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event the Plan terminates, participants will be entitled to receive a complete distribution of their undistributed account balance as held in their respective plan accounts. Because all plan assets are allocated to plan participants and a participant's benefit under the plan equals the value of the participant's account balance, the Plan is not subject to the insurance provisions of the Pension Benefit Guarantee Corporation.

Administrative expenses of the Plan are borne by Mallinckrodt.

Investments

The Plan's investments, except for certain investments in group annuity contracts discussed below, at June 30, 1995 and 1994, were held by The Northern Trust Company (Northern) under a trust agreement dated March 2, 1988, and amended June 19, 1991. Investments in group annuity contracts were with Transamerica Occidental Life Insurance Company (Transamerica) and Metropolitan Life Insurance Company (Metropolitan) at June 30, 1996 and 1995.

All new contributions to the Fixed Income Fund are invested 75 percent in the Transamerica contract and 25 percent in the Metropolitan contract. The contract with Transamerica dated November 2, 1989, provides guaranteed rates of interest to be set annually on all new monies invested over the contract term. The rate for the contract year beginning January 1, 1996, is 6.85 percent, net of investment management fees. The contract with Metropolitan dated October 18,1991, provides guaranteed rates of interest to be set annually on all new monies invested over the contract term. The rate for the contract year beginning January 1, 1996, is 6.15 percent, net of investment management fees.

Fund Asset Valuation

Participants' equity in the Plan is valued in dollars determined as of the last business day of each calendar month (valuation date). As of each valuation date, the market value of the assets in each of the investment funds is determined, and the increase or decrease of each fund is allocated to each participant's account invested in that fund, based on the participant's proportionate interest of such fund as of the previous valuation date.

Investment Programs

Participants select their desired investment funds upon joining the Plan. Participants may direct that their past and future contributions, employer contributions, and earnings on such contributions be invested in one of the funds or in increments of 25 percent in any of the Funds. Participants may also elect to change the investment direction of their contributions four times a year as of January 1, April 1, July 1, and October 1, upon giving the required notice. Such a change only affects the investment of the participant's contributions and employer contributions received by the Plan after the effective date of the change.

Transfers into and out of the Fixed Income Fund are made on a prorated basis of 75 percent-25 percent from both the Transamerica contract and the Metropolitan contract, respectively. Participants having an account balance invested in the Fixed Income Fund may transfer their balance out of that fund only if no more than 20 percent of the total value of the Transamerica contract on November 1 of the prior year is transferred or distributed for all participants; then the amount elected to be transferred or distributed by each individual will be reduced on a pro rata basis until the total amount transferred by all participants is reduced to 20 percent of the value of the assets invested in the Transamerica contract as of the end of the prior year. Transfers from the Metropolitan contract are limited to the extent that the total transfer at any given time must be on a 75 percent-25 percent basis from the Transamerica and Metropolitan contracts, respectively.

A participant may change the amount of payroll deduction or salary reduction twice a year, as of January 1 and July 1, upon giving the required notice.

Vesting and Participation

All plan members are fully vested. Employees who are eligible to join the Plan may elect to do so on the first January 1 or July 1 following their initial date of employment.

Withdrawals

The Plan does permit participants to withdraw various portions or, in certain instances, their entire account balance in the Plan under limited circumstances. However, these rights of withdrawal are limited and carry, in certain cases, suspension of participation penalties.

Participants may withdraw their entire interest in the Plan without penalty upon termination of their employment or upon reaching age
59-1/2 or becoming disabled as defined in the Plan.

Except as noted above, amounts contributed through salary deferrals, as well as earnings thereon, may not be withdrawn while a participant is employed by the Company except under certain conditions of financial hardship. In such instances, salary deferrals may be withdrawn; however, as a penalty, the participant is suspended from participation for at least 12 months.

Participants may also withdraw after-tax and employer contributions without penalty upon demonstration of financial hardship, or these amounts may be withdrawn for any purpose, in which case the participant would also incur a suspension of participation for 12 months.

Except as noted below, participants will receive distribution of their interest in the plan in a lump-sum payment.

Distribution Upon Termination of Employment or Retirement

Upon termination of employment with Mallinckrodt and its affiliates, plan participants are entitled to receive a complete distribution of their entire account balance in the Plan.

All participants who terminate their employment with vested account balances whose value exceeds $3,500 are eligible to defer receipt of any distribution from the Plan until January 31 of the year following termination or no later than the April 1 following their attainment of age 70-1/2. If long-term deferral is elected, the participants account is transferred to the Fixed Income Fund. The accounts of participants electing short-term deferral remain invested in the investment funds selected by the participants until distribution on January 31 following termination of employment.

Participants electing deferral must (1) elect to receive their distributions in (a) a lump sum on the date of distribution or (b) in substantially equal annual installments not to exceed ten and (2) make any election for the method of distribution in the event of their death prior to total distribution. The beneficiary of a retired participant is permitted, in the event of the latter's death, to change the form of payment election made by the deceased participant.

Participants who terminate their employment prior to eligibility for early or normal retirement and whose plan account exceeds $3,500 will be permitted to defer receipt of their plan distribution as provided above, except that distribution will be received in a lump sum only.

Loans to Participants

Participants in the Plan may be granted loans from their plan accounts subject to certain terms, maximum dollar amounts, or plan account balance limits and other rules as defined by the Plan. The amount of any such loan is borrowed from the account of the participant to whom the loan was made, and such account does not share in the allocation of income, gains, and losses of the investment funds to the extent of the outstanding balance of such loan. Rather, the interest paid by the participant on the loan is credited to the participant's account. Loans are accounted for in the Administrative Account in the accompanying statement of net assets available for benefits. Principal repayments, which are over one to five years for general purpose loans and over one to ten years for residential loans, and related interest income, determined at the prime rate, are credited to the borrowing participant's account. The rate of interest charged for the term of a loan is the prime rate quoted in The Wall Street Journal on the first business day of the month in which the loan is approved. Loan repayments are made by monthly payroll deductions.

Loan repayments are invested in the same manner as current contributions, except that repayments related to loans outstanding prior to August 1990 may continue to be invested in the fund or funds out of which the loans were originally taken.

2. Summary of Significant Accounting Policies

Investment Valuation

All investments are carried at fair value, except the group fixed annuity contracts which are carried at contract value, which equals cost plus interest earned to date. The group fixed annuity contracts generally provide that upon termination the contracts will be paid at market value, which may be lower or higher than contract value. Fair value is the last reported sales price on the last business day of the month for securities traded on a national securities exchange and in the over-the-counter market. Fair value for shares or units of the mutual fund investments and The Northern Trust Company Collective Short-Term Investment Fund is the net asset value of those shares or units as computed by the respective funds.

Contributions

Contributions from participants are recorded monthly when due from Mallinckrodt. Contributions by Mallinckrodt are accrued monthly based on the minimum contribution percentage (20 percent) required by the Plan. Any additional contributions by Mallinckrodt are made following approval by its Board of Directors.

Security Transactions

Purchases and sales of securities are accounted for on the trade date (date the order to buy or sell is executed).

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Reclassification

Certain prior-year balances have been reclassified to conform to the current year's treatment.

3. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                   June 30
                                          1996                1995
                                    --------------------------------

Net assets available for benefits
 per the financial statements          $219,729,095     $178,463,990

Amounts allocated to withdrawing
 participants                            (2,423,518)      (2,843,814)
                                    ---------------------------------
Net assets available for benefits
 per the Form 5500                     $217,305,577     $175,620,176
                                    =================================

Amounts allocated to withdrawing participants by fund option are as follows:


                                                   June 30
                                           1996               1995
                                    ---------------------------------




Mallinckrodt stock fund                  $  311,845        $  502,248
Fixed income fund                         1,616,629         1,315,000
Balanced fund                               223,058           548,790
S&P 500 index fund                          271,986           477,776
                                    ---------------------------------
                                         $2,423,518        $2,843,814
                                    =================================


The following is a reconciliation of cash and stock distributed to participants per the financial statements to the Form 5500:

                                                         Year ended
                                                           June 30,
                                                             1996
                                                      ---------------

Cash and stock distributed to participants per the
 financial statements                                    $25,851,649
Add amounts allocated to withdrawing participants
 at June 30, 1996                                          2,423,518
Less amounts allocated to withdrawing participants
 at June 30, 1995                                         (2,843,814)
                                                      ---------------
Cash and stock distributed to participants per the
 Form 5500                                               $25,431,353
                                                      ===============

4.  Federal Income Tax Status

On September 26, 1995, the Internal Revenue Service advised that the Plan, as amended, qualifies under Section 401(a) of the Internal Revenue Code (IRC) and that the Investment Trust for Employees of Mallinckrodt Group Inc., as amended, established thereunder is exempt from federal income taxation under Section 501(a). Once qualified, the Plan is required to operate in conformity with the IRC in order to maintain its qualification. The plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

5.  Transactions With Parties-in-Interest

The only transactions with parties-in-interest were purchases and sales of assets (including Northern's Collective Short-Term
Investment Fund) through The Northern Trust Company. Northern's fees are based on customary and reasonable rates for such services and are paid by the Plan.

6.  Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts within the financial statements, as well as amounts disclosed in the notes. While the Company uses its best estimates and judgments, actual results could differ from these estimates.

Schedule I

        Investment Plan for Employees of Mallinckrodt Group Inc.

                        Assets Held for Investment

                           As of June 30, 1996



                                                              Fair
Description               Number of Shares       Cost         Value
---------------------------------------------------------------------
Mallinckrodt Group Inc.
  Common stock                     935,744  $27,989,301   $36,377,048

Vanguard Index Trust -
 500 Portfolio                     741,121   35,094,120    46,609,120

Vanguard/Wellesley Income Fund   1,725,532   32,311,174    34,062,010

Group fixed annuity contracts:
  Transamerica Occidental Life
  Insurance Company:
   GAC #005100200                            67,869,155    67,869,155

Metropolitan Life Insurance
 Company:
  GAC #12826                                 17,084,628    17,084,628

The Northern Trust Company
 Collective Short-Term Investment
 Fund                                           221,130       221,130

Loans to participants                         6,900,472     6,900,472

High Valley L.P. note 84-1311                     7,686         7,686
                                           --------------------------
Total investments                          $187,477,666  $209,131,249
                                           ==========================

Schedule II

            Investment Plan for Employees of Mallinckrodt Group Inc.

                             Reportable Transactions

                             Year ended June 30, 1996

8

                         Purchases          Sales                      Net Gain
Description          Number   Cost     Number  Proceeds     Cost          (Loss)
-------------------------------------------------------------------------------
CATEGORY (iii) SERIES OF SECURITIES TRANSACTIONS
------------------------------------------------
The Northern Trust Co.
 Collective Short-Term
 Investment Fund (1)   328  $58,625,935  236  $58,756,991  $58,756,991   $     -
Mallinckrodt Group Inc.
 Common Stock           24    6,711,136   15    3,840,101    2,989,635   850,466

Vanguard Index Trust
 500 Portfolio          33   17,418,151   15    3,431,526    2,659,593   771,933

Vanguard/Wellesley
 Income Fund            30   11,357,300    10   2,180,919    2,022,973   157,946
Group fixed annuity
 contract with
 Transamerica Occidental
 Life and Annuity
 Company (1):
 GAC #005100200         33   15,249,380    32  11,173,743   11,173,743         -

Group fixed annuity
 contract with
 Metropolitan Life
 Insurance Company (1):
 GAC #12826             34    4,555,902    19     3,643,534   3,643,534        -

Notes:(1) - Due to the nature of these transactions, no gain or loss on disposition is recognized.

      (2) - There were no category (I), (ii), or (iv) reportable transactions during the year ended June 30, 1996.

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 2-94151)pertaining to the Investment Plan for Employees of Mallinckrodt Group Inc. and in the related Prospectus of our report dated November 22, 1996, with respect to the financial statements and schedules of the Investment Plan for Employees of Mallinckrodt Group Inc. included in this Annual Report (Form 11-K) for the year ended June 30, 1996.



November 22, 1996